





























2:29

BC

Brooks Crane >

Hello sir! Hope you're doing well. Realized I forgot to send this over to you and anyone you think might be interested. But here's the link for our friends and family round! Holler if you have any questions 👍

Invest in Cadenzo: Ready to bring live entertainment booking out of the dark ages? So are we.

wefunder.com

Also, please note this legal disclosure I am required to send 😂

Testing the waters legal disclosure.

help.wefunder.com

Delivered

iMessage

Cadenzo Community Round

Marc LaManque <marc@cadenzo.io>
to Adam, lamanquefamily, bcc: 9014600 ▾



10:40 AM (3 minutes ago)

Opens: 1   Logged to    **Adam LaManque**   Edit ▾

Hello and happy Monday!

Following up on our conversation about the Cadenzo Community Round:

You can access the campaign and all its information here. Please note this legal disclosure.

We are feeling confident that between our networks and the Wefunder Angels that we can reach our goal, so whatever you all are comfortable with (even if it is nothing) is totally fine. Let me know if you have any questions.

MSL

Marc LaManque <marc@cadenzo.io>
to Libby ▾

 **SAVE** Wed, Feb 2, 11:31 AM (5 days ago) ☆ ↩ ⋮

 Opens: 21   Logged to    **Libby Ediger Ediger**    **Holberton School**   Edit ▾

Hi Libby,

Thanks again for meeting this morning! Always love getting to catch up with. Here is the lead investor document and here is the link to our Wefunder page.

Again, we are excited about your interest in participating regardless, but we do think extremely highly of you and would be honored to have you in this role. Please let me know if you have any questions!

In regards to sending over to your Quorum friends, if you could hold off for a few days so I can make sure our closest friends and family are able to get in, I would greatly appreciate it. There should be enough room, but just in case!

This "testing the waters" phase that we are in has a legal disclosure that accompanies it. You can view it here.

Cheers,
Marc LaManque





Marc LaManque <marc@cadenzo.io>
to Brecano ▾

   

Brendan,

Super great to hear from you my friend! Also so glad you are wanting to explore participating in our community round which is officially live.

This round will allow us to super-speed our growth by ramping up our marketing and engineering efforts. **You can reach the campaign here**. Please note this legal disclosure.

Let me know if you would like to meet to answer any questions you have!

Best,
Marc LaManque





Marc LaManque <marc@cadenzo.io>
to gcgoodchild, bcc: 9014600 ▾

   12:27 PM (0 minutes ago)   ☆   ↩

 Opens: 1

Hi Genyce,

Yesterday was a blast as always! Here are those things I mentioned yesterday:

Link to our Community Round

- Please note this legal disclosure

Link to Forecast Fridays

Link to the book "The One Thing"

Can't wait to catch up soon!

Best,

--
Marc LaManque | he/him/his
CEO, Co-Founder
marc@cadenzo.io | 918-497-9721











Marc LaManque <marc@cadenzo.io>
to dt, bcc: 9014600

SAVE 12:58 PM (2 hours ago)

Opens: 1 Logged to: dt@signatureinvestments.com Signature Investments Edit

Hi Dikran,

I hope your week is off to a great start! I know it has been a minute since our calls over Zoom, and we have really appreciated your kind emails in response to our monthly updates. I am reaching out with some exciting news: we are launching a community fundraising round! And it has just kicked off. You have been a huge help to us along our journey, and we wanted to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

Reply Forward



Marc LaManque <marc@cadenzo.io>
to coltmbennett, bcc: 9014600 ▾

 SAVE 1:01 PM (2 hours ago)

 Tracked Logged to:  **Colt Bennett**

Edit ▾

Hello Colt!

Hope your week is off to a great start! Can't wait for this weekend my friend, it will be an absolute blast!

I am reaching out about Cadenzo's friends and family round we have just kicked off. I know you have mentioned when the time came, you would be interested. So, making this available to you early on! You have been a huge help to us along the way (remember those financial docs you helped me rally for Love's Cup!), and I wanted to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or also feel free to text me 😂

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

↩ Reply   ↪ Forward

Cadenzo Community Round is Open!





Marc LaManque <marc@cadenzo.io>
to emeka.nj, gabrielunjoku, bethanynn, charitynjoku, bcc: 9014600 ▾

 1:07 PM (2 hours ago) ☆ ↩ ⋮

 Opens: 1 | Logged to: |  **Charity Njoku Gabriel Njoku (+2)**

Edit ▾

Hi all!

Hope you all have had a great start to your week. I am a member of the Cadenzo team. First and foremost, we LOVE Nick. He is an incredible addition to our team, and I am really excited he sent over your information to us!

I am reaching out about Cadenzo's friends and family round we have just kicked off. Nick wanted us to make sure that we provide you an opportunity to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

↩ Reply   ↩↩ Reply all   → Forward







Cadenzo Community Round is Open!

Marc LaManque <marc@cadenzo.io>
to matthewgsmithok, bcc: 9014600

SAVE 1:09 PM (2 hours ago)

Opens: 2 Logged to: Matthew Smith Edit

Hi Matthew,

Hope your week is off to a great start my friend! Super excited to hear you are participating in Love's Cup this year, and can't wait to hear your pitch. I know it will be awesome!

I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge supporter to us along the way, and I wanted to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or, just text me 😁

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

Reply Forward

Cadenzo Community Round is Open!





Marc LaManque <marc@cadenzo.io>
to pxgrim9, bcc: 9014600 ▾

 SAVE 1:12 PM (2 hours ago) ☆ ↩ ⋮

 Tracked   Logged to:  **Patricia Grimaldos**   Edit ▾

Hi Patricia,

Hope your week is off to a great start! My name is Marc LaManque from the Cadenzo team. Andres provided me with your information, and I am super excited to hear you are interested in supporting Cadenzo. I know you already know this, but Andres is a special man! I feel honored to work with and next to him every day. If you all are anything like his immediate family, I am excited to be emailing with you!

I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

↩ Reply   → Forward



Marc LaManque <marc@cadenzo.io>
to rscjac1231, bcc: 9014600 ▾

 **SAVE** 1:16 PM (1 hour ago) ☆ ↰ ⋮

 Opens: 1 | Logged to:  **Ryan Carter**

Edit ▾

Hi Ryan,

Hope your week is off to a great start! I know it has been a minute since we last ran into one another, but Andres said you all are doing very well. I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Hope to run into your awesome family on Brookside again soon!

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

↰ Reply   → Forward

Cadenzo Community Round is Open! `External` Inbox ×





Marc LaManque <marc@cadenzo.io>
to Daniel, Abbey, bcc: 9014600 ▾

 SAVE 1:20 PM (1 hour ago) ☆ ↩ ⋮

 Opens: 2 Logged to:  **Daniel Briggs Abbey Marino**

Edit ▾

Hi friends,

Hope your week is off to a great start! I feel like I have been neglecting you all these past two weeks, so can't wait to schedule in some QT with you all very soon. Count me in more Catan at any time.

I am reaching out as a reminder about Cadenzo's friends and family round being live! You have been a huge help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

Quick refresh: we are using a platform called Wefunder which allows anyone and everyone to invest in our company, and you can access our campaign at www.wefunder.com/cadenzo (I know you said you had to search a bunch of times yesterday to find it, so here it is!), and the process takes less than 10 minutes from start to finish!

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or just text me :)

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

Cadenzo Community Round is Open!



 **Marc LaManque** <marc@cadenzo.io>
to jbstagg01, bcc: 9014600 ▼

 SAVE 2:02 PM (1 hour ago) ☆ ↩ ⋮

 Opens: 1 Logged to:  **Jack Stagg**

Edit ▼

Hey Jack!

Hope your week is off to a great start my friend! I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo! I know you have had lots of expenses with the wedding and the new house, so totally understand if the timing is not great right now. But at least wanted to offer the opportunity to you!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or just text me 😊

Can't wait for the wedding! So happy for you and Hailey.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

↩ Reply   → Forward

Cadenzo Community Round is Open!



 **Marc LaManque** <marc@cadenzo.io>
to Betsy, bcc: 9014600 ▾

 SAVE 2:03 PM (1 hour ago) ☆ ↩ ⋮

 Opens: 3   Logged to:  **Betsy Slagle**   Edit ▾

Hi Betsy,

Hope your week is off to a great start my friend! I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

Quick refresher: we are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or just text me 😊

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

↩ **Reply**   ↦ **Forward**

Cadenzo Community Round is Open!





Marc LaManque <marc@cadenzo.io>
to augustinewiah, bcc: 9014600 ▼

 **SAVE** 2:04 PM (1 hour ago) ☆ ↰ ⋮

 Opens: 1 Logged to:  **Augustine Wiah**

Edit ▼

Hi Augustine,

Hope your week is off to a great start! My name is Marc LaManque from the team over at Cadenzo. Troy Smith gave me your information and said you might be interested in participating in our community round which we have just kicked off!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

↰ Reply   ↱ Forward

Cadenzo Community Round is Open!





Marc LaManque <marc@cadenzo.io>
to lloyd, bcc: 9014600 ▾

 SAVE   2:09 PM (1 hour ago)

 Tracked   Logged to:  **Lloyd Ellman**   Edit ▾

Hi Lloyd,

Hope your week is off to a great start! My name is Marc LaManque from the team over at Cadenzo! Andres has mentioned lots about you, and I am excited to be getting the opportunity to email you.

I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help to Andres' growth along the way, and we want to make sure we provide an opportunity for you to have ownership in what we have been building!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

Cadenzo Community Round is Open!

 **Marc LaManque** <marc@cadenzo.io>
to jakelblevins, srmabardy, bcc: 9014600 ▾

 2:11 PM (1 hour ago) ☆ ↩ ⋮

Opens: 1   Logged to: Sarah Mabardy   Jake Blevins

Edit ▾

Hello friends!

Hope your week is off to a great start! Can't wait to see you all next. Sarah, that'll be this weekend! I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or just text me :)

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

Cadenzo Community Round is Open!





Marc LaManque <marc@cadenzo.io>
to chandlermalone5, bcc: 9014600 ▾

 **SAVE** 2:13 PM (1 hour ago) ☆ ↰ ⋮

 Tracked   Logged to:  **Chandler Malone**

Edit ▾

Hey Chandler,

Hope your week is off to a great start! It was so great seeing you last week and hearing about all the success you all are having over at Bootup. Super proud to know you my friend, and I know Troy and Andres feel the same way!

I know last we talked about our friends and family round, you mentioned you might be interested. So just following up and letting you know that we have just kicked off. You have been a **huge** help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or just text me :)

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

Cadenzo Community Round is Open!

Marc LaManque <marc@cadenzo.io>
to keegenhart16, bcc: 9014600

SAVE 2:14 PM (1 hour ago)

Opens: 1 Logged to: Keegen Hart Edit

Hi Keegen,

Hope your week is off to a great start my friend! Hope to get to see you in Norman again sometime soon. Maybe our basketball team will finally get a W!

I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

Reply Forward

Cadenzo Community Round is Open!



Marc LaManque <marc@cadenzo.io>
to ac31934, bcc: 9014600 ▾

 2:14 PM (1 hour ago) ☆ ↩ ⋮

 Opens: 1   Logged to:  **Andrew Carter**

Edit ▾

Hi Andrew,

Hope your week is off to a great start my friend! I am reaching out about Cadenzo's friends and family round we have just kicked off. Andres mentioned that you would potentially be interested and to reach out to you. You have been a huge supporter along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

↩ Reply   ↪ Forward



Marc LaManque <marc@cadenzo.io>
to jacoblogsdon3, bcc: 9014600 ▾

 2:18 PM (58 minutes ago) ☆ ↩ ⋮

 Tracked Logged to: 👤 Jacob Logsdon

Edit ▾

Jacob!

Hope your week is off to a great start! So dang excited about your upcoming wedding man. It is going to be a blast, and we are so freaking happy for you.

I am reaching out about Cadenzo's friends and family round we have just kicked off. Andres mentioned you would potentially be interested in participating, so wanted to make sure I provided that opportunity! You have been a huge support to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or just text me :)

Much love,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!







Cadenzo Community Round is Open!

Marc LaManque <marc@cadenzo.io>
to Robbiejohnson730, bcc: 9014600

SAVE 2:20 PM (57 minutes ago)

Opens: 1

Hi Robbie,

Hope your week is off to a great start and that school is treating you well my friend! I am reaching out about Cadenzo's friends and family round we have just kicked off. Andres mentioned you might be interested, so wanted to provide you with an opportunity. You have been a huge support to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or text me :) I will be in Dallas this weekend btw 🙌

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

Reply Forward



Marc LaManque <marc@cadenzo.io>
to brodyrmorgan, bcc: 9014600 ▾

 2:36 PM (41 minutes ago) ☆ ↰ ⋮

 Opens: 1 | Logged to:  brodyrmorgan@gmail.com

Edit ▾

Hi Brody,

Hope your week is off to a great start my friend! Hope I get to run into you here soon. I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge support to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

I know you were in our meeting a couple weeks ago, but here is a quick refresher: we are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or shoot me a text!

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!







Marc LaManque <marc@cadenzo.io>
to terrence.dunne, bcc: 9014600

SAVE 2:38 PM (39 minutes ago)

Tracked | Logged to: Terry Dunne | Edit

Hi Terry,

Hope your week is off to a great start! My name is Marc LaManque from the Cadenzo team. Andres provided me with your information, and I am super excited to hear you are interested in supporting Cadenzo. I know you already know this, but Andres is a special man! I feel honored to work with and next to him every day. If you all are anything like his immediate family, I am excited to be emailing with you!

I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!



Marc LaManque <marc@cadenzo.io>
to dustin, bcc: 9014600 ▾

 SAVE 2:42 PM (35 minutes ago) ☆ ↩ ⋮

 Opens: 1 | Logged to:  **Dustin Baker**

Edit ▾

Hi Dustin,

Hope your week is off to a great start! First and foremost, we must schedule a catch up at Vintage Wine Bar. Thursdays are definitely a possibility (I know you mentioned that when I saw you earlier this week) so let me know if next Thursday sounds good to you!

Also, I am reaching out about Cadenzo's friends and family round we have just kicked off. I mentioned it earlier this year, and am following up with more information! You have been a huge help and mentor to me since we met in 2020, and I want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!

Cadenzo Community Round is Open!



 **Marc LaManque** <marc@cadenzo.io>
to devon, bcc: 9014600 ▾

 SAVE 2:43 PM (34 minutes ago) ☆ ↩ ⋮

 Tracked   Logged to:  **Devon Laney**

Edit ▾

Hi Devon,

Hope your week is off to a great start my friend! I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help and mentor to me us along the way, and I wanted to make sure I provided an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!



Marc LaManque <marc@cadenzo.io>
to gcgoodchild, bcc: 9014600 ▾

 SAVE 2:47 PM (31 minutes ago) ☆ ↩ ⋮

 Tracked   Logged to:  **Genyce Goodchild**   Edit ▾

Hi Genyce,

Hope your week is off to a great start! Again, so wonderful seeing you earlier this week. Following up with more information about our friends and family round we have just kicked off. Wanted to provide a little bit more info for you!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here. Or feel free to text me!

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!



Marc LaManque <marc@cadenzo.io>
to Jason, bcc: 9014600 ▾

 SAVE 2:48 PM (30 minutes ago) ☆ ↩ ⋮

 Opens: 2 | Logged to:  **Jason Mathew** Edit ▾

Hi Jason,

Hope your week is off to a great start my friend! I mentioned this to you earlier this year, but am following up. I am reaching out about Cadenzo's friends and family round we have just kicked off. You have been a huge help to us along the way, and we want to make sure we provide an opportunity for you to have ownership in Cadenzo!

We are using a platform called Wefunder which allows anyone and everyone to invest in our company. You can access our campaign at www.wefunder.com/cadenzo, and the process takes less than 10 minutes from start to finish! This round gives us the power to do 2 things:

1. Ramp up our marketing and engineering efforts to meet demand as we move out of beta.
2. Allow our friends and families to be the first investors in Cadenzo.

I know making an investment is a big deal (it is a big deal for us as well!), so please reach out with any questions or concerns. Also, feel free to schedule a meeting with me here.

Best,
Marc LaManque

P.S. Because we have not yet officially filed with the SEC, we are required to provide this disclosure!



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Unsubscribe | About | Education

   